As filed with the Securities and Exchange Commission on
                                 August 29, 2003

                                  File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                ------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
           Senior Vice President, Chief Financial Officer & Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

         Unitil Corporation, a New Hampshire corporation ("Unitil" or "Applicant") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submits this application-declaration on Form U-1 (the "Application-Declaration") to the Securities and Exchange Commission (the "Commission") for authorization and approval under Sections 6(a) and 7 of the Act with respect to the issuance and sale of up to 717,600 shares of common stock, no par value ("Additional Common Stock"), of Unitil.

         Unitil is authorized under its articles of incorporation to issue 8,000,000 shares of common stock, and as of June 30, 2003, 4,753,630 shares of common stock were issued and outstanding. Unitil is currently proposing an offering for cash of up to 717,600 shares of Additional Common Stock. Concurrently with this Application-Declaration, Unitil is filing a registration statement on Form S-3 (the "Registration Statement") with the Commission in order to register this proposed offering under the Securities Act of 1933, as amended (the "Securities Act"). Upon issuance, the Additional Common Stock will be fully paid and non-assessable, and subject to the rights and preferences set forth in Unitil's Articles of Incorporation and By-laws and pursuant to New Hampshire law that are applicable to all shares of outstanding common stock of Unitil.

         Unitil expects to issue and sell the Additional Common Stock to the public through underwriters, who will acquire such Additional Common Stock for their own account and may resell the shares of the Additional Common Stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Additional Common Stock may be offered to the public either through an underwriting syndicate (which may be represented by a managing underwriter or underwriters designated by Unitil) or directly by one or more underwriters acting alone. The offering is expected to be effected pursuant to an underwriting agreement of a type generally standard in the industry and Unitil may grant the underwriters thereof a "green shoe" option to purchase additional shares at the same price then offered solely for the purpose of covering over-allotments (provided that the total number of shares offered initially, together with the number of shares issued pursuant to any such option shall not exceed the number of shares authorized for issuance by any order granted under this Application-Declaration).\1 It is also possible that the Additional Common Stock will be sold by Unitil through dealers, agents or directly to a limited number of purchasers or a single purchaser. If dealers are utilized in the sale of any of the Additional Common Stock, Unitil will sell such Additional Common Stock to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

         The aggregate price of the Additional Common Stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. Public distributions may be pursuant to private

___________________
/1 The aggregate amount of the Additional Common Stock for which authorization is sought hereunder also takes into account the permitted increase in the size of the offering that could occur pursuant to Rule 462(b) of the Securities Act of 1933 through an automatically effective amendment to Unitil's registration statement.

negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. The sale of the shares of Additional Common Stock will be at prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. The underwriting fees, commissions or other similar remuneration paid in connection with the issue, sale or distribution of the Additional Common Stock pursuant to this Application-Declaration (not including any original issue discount) will not exceed 7% of the aggregate principal or total amount of the Additional Common Stock being issued.

         Unitil intends to use the net proceeds (after deduction of fees, commissions and expenses) of the offering (i) to make cash capital contributions to its subsidiaries, including, without limitation, its public utility subsidiaries, Fitchburg Gas and Electric Light Company ("Fitchburg") and Unitil Energy Systems, Inc. ("Unitil Energy"), pursuant to Rule 45(a)(4) of the Act,
(ii) to repay its outstanding short-term indebtedness and (iii) for other general corporate purposes consistent with the requirements of the Act, including to meet working capital needs. Unitil Energy and Fitchburg are expected, in turn, to use any such funds contributed by Unitil to repay outstanding short-term indebtedness incurred for additions, extensions and betterments to their respective property, plant and equipment and to finance future expenditures for additions, extensions and betterments to property, plant and equipment. Unitil represents that no proceeds from any offering authorized hereunder will be used (a) to acquire any exempt wholesale generators ("EWG") or foreign utility companies ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively, or (b) to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

         At June 30, 2003, Unitil's consolidated capitalization ratio was approximately as follows: (in $1,000)

         Long-Term Debt    $104,348         47%
         Short-Term Debt     42,490         19
         Preferred Stock      3,269          1
         Common Stock        73,318         33
                           --------        ---

                  Total    $223,425        100%
                           ========        ====

         The reported closing price of Unitil common stock on the American Stock Exchange on August 27, 2003 was $25.84 per share. Assuming that all the Additional Common Stock is sold at that price, at June 30, 2003 and application of the proceeds as set forth above, Unitil's consolidated capitalization ratios would have been approximately as follows: (in $1,000)

         Long-Term Debt    $104,348         47%
         Short-Term Debt     25,109          11
         Preferred Stock      3,269           1
         Common Stock        90,699          41
                          ---------         ---

                  Total    $223,425         100%
                           ========         ====


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

         Unitil also notes that the capital contributions it intends to make to its public utility subsidiaries will facilitate the compliance by these subsidiary companies with the terms set forth in the Commission's order dated June 30, 2003 (Holding Co. Act Release No. 27691) relating to the short-term debt authority of the Unitil system that Unitil, Unitil Energy and Fitchburg maintain a common equity level (as reflected in Unitil's most recent Forms 10-K or 10-Q filed with the Commission under the Securities and Exchange Act of 1934, as amended, adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (composed of common equity, preferred stock, short-term debt and long-term debt) during the period of such short-term debt authorization. Indeed, assuming use of the proceeds as set forth above, Unitil Energy's common equity level at June 30, 2003 would have increased to 37% from 31%, and Fitchburg's common equity level would have increased to 37% from 32%.

         In order to facilitate maximizing the net proceeds to Unitil from any offering of Additional Common Stock, which is subject to changing market conditions, Unitil requests a waiver of Rule 24(c)(1) to permit the consummation of any offering subject to this Application-Declaration to occur at any time prior to January 31, 2004. Unitil will file the certificate required under Rule 24(a) within 10 days after the consummation of any such offering.

         The Additional Common Stock will not be issued pursuant to the authorization requested hereunder unless all outstanding debt securities of Unitil that are rated are rated investment grade. For purposes of this condition, a debt security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act.\2

         The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any EWG or FUCO. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Filing Fees ......................................$*

         Legal fees........................................ *

         Accounting Fees................................... *

         Printing Fees..................................... *

____________________
/2 Unitil notes that none of its outstanding debt securities have been issued in a public offering and none are currently rated by a nationally recognized statistical rating organization.


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

         Miscellaneous..................................... *

                  Total....................................$*

         *To be filed by amendment

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Sections 6(a) and 7 of the Act are directly applicable to this Application-Declaration.

ITEM 4.  REGULATORY APPROVALS

         Prior to the issuance of the Additional Common Stock in a registered public offering, the Commission must declare the Registration Statement to be effective under the Securities Act. No state or federal agency other than the Commission has jurisdiction with respect to any of the transactions for which authorization is sought hereby other than as described in this item.

ITEM 5.  PROCEDURE

         It is requested that the Commission issue and publish no later than September 5, 2003 the requisite notice under Rule 23 with respect to this Application-Declaration; such notice specifying a date not later than September 30, 2003 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than October 1, 2003, an appropriate order granting and permitting this Application-Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

(a)      Exhibits

     Exhibit No.                 Description of Exhibit
     -----------                 ----------------------

         A-1 Articles of Incorporation of Unitil (Filed as exhibit 3.1 to the 1992 Form S-14 Registration Statement of Unitil, File No. 2-93769, and incorporated by reference herein).

         A-2             Articles of Amendment to Articles of
                         Incorporation (Filed as exhibit 3.2
                         to the 1992 Form S-14 Registration
                         Statement of Unitil, File No.
                         2-93769, and incorporated by
                         reference herein).


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

     Exhibit No.                 Description of Exhibit
     -----------                 ----------------------

         A-3 By-laws of Unitil (Filed as exhibit 3.2 to the 1992 Form 10-K of Unitil and incorporated by reference herein).

         B-1             Form of Underwriting Agreement (To be
                         filed with the Commission under the
                         Securities Act and incorporated by
                         reference herein).

         B-2 Registration Statement on Form S-3 under the Securities Act relating to the Additional Common Stock (To be filed with the Commission under the Securities Act and incorporated by reference herein).

         F-1             Opinion of Counsel  (To be filed by Amendment).

         F-2             "Past Tense" Opinion of Counsel
                         (To be filed by Amendment).

         G-1             Proposed Form of Notice.

(b)      Financial Statements

          No.                Description of Financial Statement
          ---                ----------------------------------

         FS-1 Unitil Corporation Consolidated Actual Balance Sheet and Statement of Earnings, December 31, 2002 and Unaudited Actual Balance Sheet and
                        Statement of Earnings, March 31, 2003
                        and June 30, 2003 (Filed with the
                        Commission with Unitil's Form 10-K
                        for the year ended December 31, 2002
                        and Form 10-Q for the quarters ended
                        March 31, 2003 and June 30, 2003, and
                        incorporated by reference herein).

         FS-2 Unitil Corporation Consolidated Pro Forma Balance Sheet and Statementof Earnings.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


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


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   August 29, 2003


                                   UNITIL CORPORATION


                                   By: /s/ Mark H. Collin
                                      ----------------------------------------
                                      Name:    Mark H. Collin
                                      Title:   Senior Vice President,
                                      Chief Financial Officer & Treasurer



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